Filed by:  AMCON Distributing Company
          This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended

          Subject Company: Hawaiian Natural Water Co., Inc.
          Commission File No.: 0-29280



                               NEWS RELEASE

FOR FURTHER INFORMATION CONTACT:

Michael D. James    or   Marcus Bender              FOR IMMEDIATE RELEASE
AMCON Distributing       Hawaiian Natural Water
Tel.:  402-331-3727      808-483-0527
Fax:   402-331-4834      808-483-0536


                HAWAIIAN NATURAL WATER COMPANY, INC. AND
           AMCON DISTRIBUTING COMPANY SUBSIDIARY AGREE TO MERGE

Omaha, NE and Honolulu, HI, November 8, 2000 - AMCON Distributing Company (AMEX: DIT) and Hawaiian Natural Water Company, Inc. (OTC Bulletin Board:
HNWC) announced today that they have entered into a merger agreement, pursuant to which Hawaiian Natural would be merged with and into, and thereby become, a wholly-owned subsidiary of AMCON. The merger consideration values the entire common equity interest in HNWC at $2,865,348, payable in Common Stock of DIT, which will be priced no lower than $6.00 and no greater than $8.00 per share based on a 20 trading day measuring period ending three trading days before the date of the HNWC stockholder vote on the merger. As a result, AMCON will issue an aggregate of not less than 358,168 or more than 477,558 shares, representing between 11.6% and 14.9% of AMCON's outstanding shares after giving effect to the merger. HNWC optionholders and warrantholders would also receive comparable options and warrants of AMCON but with the exercise price and number of shares covered thereby being adjusted to reflect the exchange ratio.

William F. Wright, Chairman of AMCON, noted that "Hawaiian Natural produces products of recognized quality. Sales are presently running a backlog and are on allocation. The principal factor limiting profitable growth for the company, on the U.S. mainland and elsewhere, has been its lack of cash needed to increase production, a matter that we have begun to remedy. The addition of the company fits nicely into our long-term strategic plan to add shareholder value."

Marcus Bender, CEO of Hawaiian Natural, stated "Becoming a part of AMCON will provide us with the opportunity to increase our efficiency and increase production and distribution of Hawaiian Springs water in order to grow our business with the U.S. mainland, Japan and other overseas markets."

AMCON has provided Hawaiian Natural with certain interim debt financing pending the consummation of the merger. AMCON has loaned Hawaiian Natural a total of $750,000 to be used for working capital and other general corporate purposes, including redemption of outstanding preferred stock. The loan is evidenced by promissory notes, bearing interest at the rate of 10% per annum, due on March 31, 2001 which are secured by substantially all of HNWC's assets. In the event that the merger agreement is terminated for any reason or HNWC defaults on its obligations under the notes, AMCON will be entitled to convert the notes into Series C Convertible Preferred Stock which, among other things, would entitle AMCON to elect a majority of HNWC's Board of Directors. The notes are also convertible upon 61 days' advance notice into HNWC common stock at the same exchange ratio as in the merger.

The merger is expected to qualify as a tax-free reorganization and to be recorded on AMCON's books using the purchase method of accounting. The merger is subject to various conditions, including the effectiveness of a registration statement covering the shares to be issued in the merger, the listing of such shares on AMEX and approval of the stockholders of HNWC. All of HNWC's officers and directors and any of their affiliated entities that own shares of HNWC common stock (constituting approximately 40% of the currently outstanding shares) have agreed to vote their shares in favor of the merger. It is expected that the merger will be consummated on or before March 31, 2001.

AMCON and its subsidiary, Food For Health Co., Inc. ("FFH"), are leading wholesale distributors of consumer products including beverages, candy, tobacco, groceries, food service, organic produce and natural products, frozen and chilled foods, and health and beauty care products with distribution centers in Arizona, Florida, Kansas, Missouri (2), Nebraska, North Dakota, South Dakota and Wyoming. Chamberlin's Natural Foods, Inc. and Health Food Associates, Inc., both wholly-owned subsidiaries of FFH, operate health and natural product retail stores in central Florida (8), Kansas, Missouri, Nebraska and Oklahoma (3). The retail stores operate under the names Chamberlin's Market & Cafe and Akin's Natural Foods Market.

Hawaiian Natural bottles, markets and distributes natural water obtained from an acquifer in the Big Island of Hawaii under the brand name Hawaiian Springs in the U.S. and certain international markets. HNWC operates primarily in the fastest growing segment of the bottled water industry, the retail premium (2 liters or less) market. Also, it markets purified water for home and office delivery in Hawaii under the brand name Ali'i. Hawaiian Natural complies with U.S. Food and Drug Administration water labeling requirements for "bottled at the source." Its newest line of products, East Meets West XEN, are premium nutraceutical juice cocktails.

With the exception of historical information, this press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995 and identified by words such as "believe," "may," "will," "expect," "anticipate," or comparable terms. The actual financial condition, results of operations or business of AMCON or HNWC may vary materially from those contemplated by such forward-looking statements and involve various risks and uncertainties, including, in the case of AMCON, changing market conditions with regard to cigarettes and, in the case of each of AMCON and HNWC, the demand for their products, domestic regulatory risks, and competitive and other risks such as overall business conditions over which they have little or no control. Investors are cautioned not to place undue reliance on such forward-looking statements, and are encouraged to review the risk factors identified in the reports filed by AMCON and HNWC with the Securities and Exchange Commission. Neither AMCON nor HNWC undertake any obligation to update forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT:
AMCON plans to file a Registration Statement on SEC Form S-4 in connection with the merger that will include a HNWC Proxy Statement to be mailed to HNWC shareholders to obtain their approval for the merger. That proxy statement also constitutes AMCON's prospectus for the shares offered in the merger ("Proxy Statement/Prospectus"). The Registration Statement and the Proxy Statement/Prospectus will contain important information about AMCON, HNWC, the merger, the shares being offered and related matters. HNWC securityholders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. HNWC securityholders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov.

AMCON files annual, quarterly and interim reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any reports, statements and other information filed by AMCON at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 800/SEC-0330 for further information on public reference rooms. Copies of AMCON's filings with the SEC also are available to the public from commercial document-retrieval services and may be obtained for free at the website maintained by the SEC at http://www.sec.gov., or by writing AMCON at: AMCON Investor Relations, 10228 L Street, P.O. Box 241230, Omaha, Nebraska 68127.
HNWC, its directors, executive officers and certain members of management and employees may be soliciting proxies from HNWC shareholders in favor of the approval of the merger. A description of any interests, direct or indirect, that HNWC's directors and executive officers have in the merger will be included in the Proxy Statement/Prospectus.

                                      -End-